UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 29, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the third quarter

2025 financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

October 29, 2025

UBS

Third quarter 2025

Financial results

29 October 2025

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the third quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov.

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the third quarter of 2025 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Net profit 2.5bn, underlying PBT 3.6bn, underlying RoCET1 16.3%; core underlying PBT 3.3bn excluding litigation, +19% YoY

Our balance sheet for all seasons is a key pillar of our strategy; CET1 capital ratio of 14.8%, executing on capital return plans for 2025

Strong client activity and flows; 6.9trn invested assets, +4% QoQ, with GWM NNA 38bn, GWM underlying transaction income +11% YoY, AM NNM 18bn, IB underlying revenues +23% YoY with record 3Q in Global Markets and Global Banking, CHF ~40bn loans granted or renewed to Swiss clients

Excellent progress on integration; over two-thirds of Swiss-booked client accounts successfully transferred onto UBS systems and AM integration substantially completed, 10bn cumulative gross cost saves achieved, continued progress in resolving legacy matters

Positioning for long-term growth; formally filed application for national bank charter in the US; continued strategic investments in AI, technology, capabilities and talent, while contributing to the ongoing political process on banking regulation in Switzerland

Financial performance

Todd Tuckner, Group CFO

UBS

3Q25 profitability driven by strong revenue growth and positive operating leverage

Underlying, bn



Revenues
+5%
11.7
12.2
Core:
+7%
11.4
12.2
3Q24
3Q25
Operating expenses
(7%)
(1%) excl.
litigation
9.2
8.5
Core:
+1%,
+4% excl.
litigation
8.6
8.7
3Q24
3Q25
Profit before tax
+50%
+26% excl.
litigation
3.6
2.4
Core:
+28%,
3.3bn excl.
litigation,
+19%
3.5
2.7
3Q24
3Q25
Core
NCL

Underlying	3Q25
PBT	3.6bn
RoCET1	16.3%[1]
Cost / income	69.7%[1]
Reported	
Net profit	2.5bn
EPS	0.76

UBS Refer to slide 19 for details on underlying results and reconciliation to reported results; 1 Excluding litigation, underlying RoCET1 of 12.7% and underlying cost / income ratio of 75.2%

Net profit 2.5bn with underlying PBT growth in all businesses

Profits
m


Underlying
+50%
2,386
493
67
45
410
435
(247)
3,590
561
(1,323)
2,828
(347)
2,481
+278m excl. litigation
+86m excl. litigation
o/w tax: (341m)
3Q24 PBT
GWM
P&C
AM
IB
NCL
Group Items
3Q25 PBT
Non-underlying revenues[1,2]
Non-underlying expenses[1]
3Q25 reported PBT
Tax and NCI
3Q25 net profit

UBS 1 Refer to slide 19 for details on underlying results and reconciliation to reported results; 2 ~0.5bn of non-underlying revenues expected in 4Q25

Achieved 10bn of gross cost saves, on track to deliver ~13bn target

Cumulative annualized exit rate gross cost reductions

USD bn / % of expected cumulative total



o/w: +0.9bn in 3Q25
10.0
~77%
~13
100%
3Q25
YE26e

Underlying operating expenses

USD bn



(~13%) / (~5.1bn)
excl. FX (~16%) / (~6.4bn)
~40.6
~32.2
36.4
26.6
35.5
25.7
(~20%)
(~6.5bn)
excl. FX
(~24%)
(~7.7bn)
FY22 combined cost baseline[1]
FY24
3Q25 LTM[2]
Excl. litigation, variable and FA compensation

Cumulative integration-related expenses[3]

USD bn / % of expected cumulative total



~1.1bn expected in 4Q25
12.4
~88%
~14
100%
3Q25
YE26e

UBS

Gross cost saves and forward-looking figures based on constant FX rates; **1** Refer to slide 24 for reconciliation of the FY22 combined baseline; **2** Last twelve months; **3** Does not include integration-related expenses booked in revenues, which were a cumulative 44m net credit through 3Q25

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**3Q25**	2Q25	3Q24	**QoQ**	YoY
Total assets	**1,632**	1,670	1,624	(2%)	+1%
o/w: Cash and balances at central banks	219	236	243	(7%)	(10%)
o/w: Lending assets[1]	666	668	638	0%	+4%
o/w: Fair value assets[2]	490	492	494	(1%)	(1%)
Total liabilities	**1,542**	1,580	1,536	(2%)	0%
o/w: Fair value and long-term debt	304	303	306	0%	(1%)
o/w: Short-term borrowings	57	67	62	(15%)	(8%)
o/w: Customer deposits	783	800	776	(2%)	+1%
Total equity	**90**	90	88	+1%	+3%
Tangible equity	83	82	80	+1%	+4%
Tangible book value per share (USD)	26.54	25.95	25.10	+2%	+6%
Credit risk					
Cost of credit risk	6bps	10bps	8bps	(4bps)	(2bps)
Credit-impaired lending assets as a % of total lending assets, gross	0.9%	0.9%	0.9%	0.0pp	0.0pp

USD bn, except where indicated	**3Q25**	2Q25	3Q24	**QoQ**	YoY
Regulatory capital					
CET1 capital	74.7	72.7	74.2	+3%	+1%
AT1 capital	20.3	19.0	16.8	+7%	+21%
TLAC	199.3	191.2	194.9	+4%	+2%
RWA	504.9	504.5	519.4	0%	(3%)
LRD	1,640	1,658	1,608	(1%)	+2%
CET1 capital ratio (%)	14.8%	14.4%	14.3%	+37bps	+50bps
CET1 leverage ratio (%)	4.6%	4.4%	4.6%	+17bps	(6bps)
Liquidity and funding					
Liquidity coverage ratio (%, average)	182%	182%	199%	0pp	(17pp)
Net stable funding ratio (%)	120%	122%	127%	(3pp)	(7pp)

3Q25

- Lending assets 666bn, (2bn) QoQ
- Deposits 783bn, (17bn) QoQ reflecting net new deposit outflows primarily in GWM and P&C

3Q25

- Strong liquidity position with average LCR of 182%, 347bn of high-quality liquid assets
- Issued 2.8bn of AT1 and 7.3bn of syndicated Holdco bonds[3] in 3Q25

1 Consists of Loans and advances to customers and Amounts due from banks, which were 647bn and 19bn, respectively, as of 3Q25; 2 Level 3 assets account for ~1% of our total balance sheet; 3 Total issuances of 7.9bn

Strong profitability reinforces our capital strength

CET1 capital ratio

CET1 capital, bn

2Q25	Net profit[1]	Dividend accrual	Currency effects	RWA excl. currency effects	Other[2]	3Q25
72.7	2.5	(0.8)	(0.1)	n/a	0.3	**74.7**



14.4%
0.5%
(0.2%)
0.0%
(0.1bn) impact on CET1 and (1.0bn) impact on RWA
0.0%
0.1%
14.8%
2Q25
Net profit1
Dividend accrual
Currency effects
RWA excl. currency effects
Other2
3Q25

- RWA 504.9bn, +0.4bn QoQ, reflecting business-driven increases
- CET1 leverage ratio 4.6%, +17bps, with LRD 1,640bn, (17.6bn) QoQ
- Refer to slide 22 for full QoQ RWA and LRD walk
- Parent bank standalone CET1 capital ratio, fully applied 13.3%

UBS

1 Profit before tax less current tax expense; 2 Includes 0.2bn from eligible deferred tax assets on temporary differences, and movements related to other items

Global Wealth Management

Underlying *USD m, except where indicated*	**3Q25**	2Q25	3Q24	QoQ	**YoY**
Total revenues	**6,410**	6,156	5,975	+4%	**+7%**
Net interest income	1,631	1,557	1,590	+5%	+3%
Recurring net fee income	3,475	3,351	3,235	+4%	+7%
Transaction-based income	1,267	1,232	1,140	+3%	+11%
Other income	37	15	10		
Credit loss expense / (release)	7	3	2		
Operating expenses	**4,629**	4,710	4,693	(2%)	**(1%)**
Profit before tax	**1,774**	1,443	1,280	+23%	**+39%**
Profit before tax (reported)	**1,354**	1,204	1,085	+12%	**+25%**
Cost / income ratio	**72%**	77%	79%	(4pp)	**(6pp)**
Invested assets, bn	**4,714**	4,512	4,259	+4%	**+11%**
Deposits, bn	**478**	489	482	(2%)	**(1%)**
Loans, bn	**322**	318	311	+1%	**+3%**
RWA, bn	**170**	170	167	0%	**+2%**

Underlying 3Q25

PBT 1,774m, +39% YoY, +21% YoY excluding litigation

Total revenues 6,410m, +7% YoY

- NII +3%, +5% QoQ reflecting changes in deposit mix and lower funding costs
- Recurring net fee income +7% on higher fee-generating asset levels
- Transaction-based income +11% on higher client activity

Credit loss expense 7m

Operating expenses 4,629m, (1%) YoY, (2%) excluding variable compensation, litigation and currency effects

Net new assets 38bn; net new fee-generating assets 9bn

Invested assets 4,714bn, +4% QoQ driven by positive market performance and NNA inflows

Net new deposits (9.5bn) driven by deposit conversions into investment solutions and roll-off of fixed-term deposits

Net new loans 3.5bn, positive in all regions

UBS

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	**3Q25**	2Q25	3Q24	QoQ	**YoY**
Total revenues	**1,724**	1,696	1,818	+2%	**(5%)**
Net interest income	919	907	1,008	+1%	(9%)
Recurring net fee income	351	357	363	(2%)	(3%)
Transaction-based income	443	442	419	0%	+6%
Other income	11	(10)	29		
Credit loss expense / (release)	58	91	71		
Operating expenses	**998**	1,048	1,088	(5%)	**(8%)**
Profit before tax	**668**	557	659	+20%	**+1%**
Profit before tax (reported)	**507**	566	728	(10%)	**(30%)**
Cost / income ratio	**58%**	62%	60%	(4pp)	**(2pp)**
Deposits, bn	**247**	249	252	(1%)	**(2%)**
Loans, bn	**247**	249	244	(1%)	**+1%**
RWA, bn	**120**	119	129	+1%	**(7%)**

Underlying 3Q25

PBT 668m, +1% YoY, (3%) YoY excluding litigation

Total revenues 1,724m, (5%) YoY

- NII (9%), +1% QoQ as lower CHF rates were offset by lower funding costs and deposit pricing measures
- Recurring net fee income (3%)
- Transaction-based income +6%

Credit loss expense 58m, mainly reflecting net expenses on stage 3 positions

Operating expenses 998m, (8%) YoY, (6%) YoY excluding litigation on lower personnel and real estate expenses

Net new deposits (2.7bn) reflecting balance sheet optimization

Net new loans (0.7bn) as positive net new loans in Personal Banking were offset by deleveraging from Corporate and Institutional clients

Asset Management

Underlying *USD m, except where indicated*	**3Q25**	2Q25	3Q24	QoQ	**YoY**
Total revenues	**843**	772	873	+9%	**(3%)**
Net management fees	755	733	755	+3%	0%
Performance fees	87	39	46	+125%	+90%
Net gain from disposals	1		72		
Credit loss expense / (release)	0	0	0		
Operating expenses	**560**	555	636	+1%	**(12%)**
Profit before tax	**282**	216	237	+31%	**+19%**
Profit before tax (reported)	**218**	153	151	+42%	**+45%**
Cost / income ratio	**66%**	72%	73%	(5pp)	**(6pp)**
Invested assets, bn	**2,043**	1,952	1,797	+5%	**+14%**
Net new money, bn	**18**	(2)	2		

Underlying 3Q25

PBT 282m, +19% YoY, +70% excluding net gains from disposals

Total revenues 843m, (3%) YoY, +5% excluding net gains from disposals, driven by higher performance fees

Operating expenses 560m, (12%) YoY driven by lower personnel expenses

Invested assets 2,043bn, +5% QoQ driven by positive market performance and net new money, partly offset by negative currency effects

Net new money 17.9bn, with net new inflows in all asset classes

UBS

Investment Bank

Underlying

USD m, except where indicated	3Q25	2Q25	3Q24	QoQ	YoY
Total revenues	**3,025**	2,815	2,461	+7%	**+23%**
Global Banking	844	521	555	+62%	+52%
Advisory	324	192	220	+68%	+47%
Capital Markets	520	328	336	+58%	+55%
Global Markets	2,181	2,294	1,905	(5%)	+14%
Execution Services	560	501	440	+12%	+27%
Derivatives & Solutions	950	1,124	961	(15%)	(1%)
Financing	671	670	504	0%	+33%
Credit loss expense / (release)	17	48	9		
Operating expenses	**2,221**	2,241	2,076	(1%)	**+7%**
Profit before tax	**787**	526	377	+49%	**+109%**
Profit before tax (reported)	**900**	557	405	+62%	**+122%**
Cost / income ratio	**73%**	80%	84%	(6pp)	**(11pp)**
RWA, bn	**112**	110	112	+2%	**0%**
Return on attributed equity	**17.0%**	11.5%	8.8%	+5.5pp	**+8.1pp**

Underlying 3Q25

PBT 787m; revenues +23% YoY

Global Banking revenues +52% YoY

- Advisory +47% reflecting increased M&A fees
- Capital Markets +55% driven by higher revenues in LCM, ECM and DCM

Global Markets revenues +14% YoY

- Execution Services +27% mainly driven by higher Cash Equities revenues led by APAC
- Derivatives & Solutions (1%)
- Financing +33% supported by higher client balances in Prime Brokerage

Of which:

- Equities 1,644m, +15%
- FRC 536m, +13%

Operating expenses +7% YoY on higher personnel costs

UBS

Non-core and Legacy

Underlying *USD m, except where indicated*	**3Q25**	2Q25	3Q24	QoQ	**YoY**
Total revenues	**(42)**	(83)	262		
Credit loss expense / (release)	6	(2)	28		
Operating expenses	**(149)**	(83)	567		
Profit before tax	**102**	1	(333)		
Profit before tax (reported)	**(102)**	(250)	(603)		
RWA, bn	**31**	33	45	(6%)	**(31%)**
LRD, bn	**26**	29	69	(13%)	**(63%)**

Underlying 3Q25

PBT 102m

Total revenues (42m) mainly driven by funding costs, partly offset by net gains on position exits

Credit loss expense 6m

Operating expenses (149m); 291m excluding litigation release, (56%) YoY, (18%) QoQ

RWA 31bn, (2bn) QoQ and LRD 26bn (4bn), reflecting decreases across various portfolios

UBS

NCL run-down continuing at pace

Reducing complexity

94%
books closed
since June 2023
Target: >95% by YE26

65%
IT apps decommissioned
since June 2023
Target: 100% by YE26

Underlying operating expenses excl. litigation



bn
~6.1
1.7
~0.8
FY22 combined baseline[1]
3Q25 LTM[2]
2026 exit-rate ambition

Risk-weighted assets



bn
(64%)
86
30
56
31
24
7
~22
~18
~4
Operational risk
Credit and market risk[3]
2Q23
3Q25
YE26 ambition

Forward-looking figures based on constant FX rates; **1** Refer to slide 24 for reconciliation of FY22 baseline; **2** Last twelve months; **3** Also including non-counterparty-related risk RWA

Continuing our progress towards our 2026 exit rate targets

Group underlying return on CET1 capital


11% excl. litigation and applying a normalized tax rate2
17%
3%
9%
14%
~15%
FY22, reported
2H23
FY24
9M25
2026e exit rate
Underlying cost / income ratio
72%1
91%
80%
74%
<70%
77% excl. litigation

Capital guidance

~14%

CET1 capital ratio

>4.0%

CET1 leverage ratio

UBS Forward-looking guidance assumes a 14% CET1 ratio; 1 Reported basis; 2 Excluding litigation and applying a structural tax rate of 23%

Appendix

UBS Group results

USD m, except where indicated	**3Q25**	2Q25	1Q25	4Q24	3Q24
Total revenues	**12,760**	12,112	12,557	11,635	12,334
Credit loss expense / (release)	102	163	100	229	121
Operating expenses	9,831	9,756	10,324	10,359	10,283
Operating profit / (loss) before tax	**2,828**	2,193	2,132	1,047	1,929
Tax expense / (benefit)	341	(209)	430	268	502
of which: current tax expense	335	368	460	1,015	378
Net profit / (loss) attributable to shareholders	**2,481**	2,395	1,692	770	1,425
Diluted EPS (USD)	0.76	0.72	0.51	0.23	0.43
Effective tax rate	12%	(10%)	20%	26%	26%
Return on CET1 capital	13.5%	13.5%	9.6%	4.2%	7.6%
Return on tangible equity	12.0%	11.8%	8.5%	3.9%	7.3%
Cost / income ratio	77.0%	80.5%	82.2%	89.0%	83.4%
Total book value per share (USD)	28.78	28.17	27.35	26.80	27.32
Total book value per share (CHF)	22.92	22.36	24.19	24.34	23.14
Tangible book value per share (USD)	26.54	25.95	25.18	24.63	25.10
Tangible book value per share (CHF)	21.14	20.60	22.27	22.37	21.26

3Q25 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**12,760**	**6,543**	**2,321**	**843**	**3,244**	**(40)**	**(149)**
of which: PPA effects and other integration items[1]	*701*	*171*	*276*		*219[2]*	*1*	*34*
of which: loss related to an investment in an associate	*(140)*	*(38)*	*(102)*				
Total revenues (underlying)	12,199	6,410	2,147	843	3,025	(42)	(183)
Credit loss expense / (release)	102	7	72	0	17	6	0
Operating expenses as reported	**9,831**	**5,182**	**1,619**	**624**	**2,327**	**56**	**23**
of which: integration-related expenses and PPA effects[3]	*1,323*	*553*	*376*	*64*	*106*	*205*	*20*
Operating expenses (underlying)	8,507	4,629	1,242	560	2,221	(149)	4
Operating profit / (loss) before tax as reported	**2,828**	**1,354**	**631**	**218**	**900**	**(102)**	**(173)**
Operating profit / (loss) before tax (underlying)	3,590	1,774	833	282	787	102	(187)
Operating profit / (loss) before tax (underlying excl. litigation)	2,922	1,576	796	282	792	(338)	(186)
Underlying cost / income ratio	**69.7%**	**72.2%**	**57.9%**	**66.5%**	**73.4%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**16.3%**						
Underlying return on tangible equity	**14.6%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse Securities (China) Limited; 3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group

3Q25 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	3Q25	3Q24	YoY	3Q25	3Q24	YoY	3Q25	3Q24	YoY	3Q25	3Q24	YoY
Underlying revenues, m	3,097	2,838	9%	1,035	919	13%	1,203	1,169	3%	1,045	1,043	0%
Net interest income, m	527	474	11%	349	327	7%	378	402	(6%)	371	394	(6%)
Recurring net fee income, m	2,147	1,965	9%	280	275	2%	572	542	5%	465	440	6%
Transaction-based income, m	416	393	6%	411	322	28%	255	225	14%	206	209	(1%)
Other income, m	7	7		(6)	(4)		(2)	0		2	(1)	
Credit loss expense / (release), m	13	7		(2)	(5)		8	(3)		(13)	(3)	
Underlying operating expenses, m	2,669	2,501	7%	614	638	(4%)	700	867	(19%)	634	678	(6%)
Underlying PBT, m	416	330	26%	422	286	48%	496	304	63%[1]	423	368	15%[1]
Underlying cost / income ratio	86%	88%	(2pp)	59%	69%	(10pp)	58%	74%	(16pp)	61%	65%	(4pp)
Net new fee-generating assets, bn	(1.7)	7.5		3.7	4.5		5.7	1.0		1.2	1.6	
Fee-generating assets, bn	1,175	1,063	11%	199	170	17%	434	388	12%	257	236	9%
Net new assets, bn	(8.6)	8.0		37.9	7.3		5.6	0.7		3.2	9.4	
Invested assets, bn	2,284	2,096	9%	816	678	20%	752	684	10%	859	796	8%
Net new loans, bn	0.8	0.0		0.2	0.0		0.8	(1.5)		1.8	(1.3)	
Loans, bn	101	97	5%	45	43	5%	64	60	7%	110	111	(1%)
Net new deposits, bn	1.8	2.7		(2.1)	2.2		(4.7)	(7.1)		(4.7)	(1.8)	
Deposits, bn	116	108	7%	120	130	(8%)	112	115	(2%)	125	127	(1%)
Advisors (full-time equivalents)	5,779	5,986	(3%)	919	949	(3%)	1,500	1,522	(1%)	1,218	1,331	(8%)

Table excludes divisional items. Refer to the "Global Wealth Management" section of the 3Q25 report for more information; **1** Excluding litigation, underlying PBT was +13% and (3%) YoY in EMEA and Switzerland, respectively

Overview of capital requirements and ratios



199.3bn
Gone concern: 104.4bn
Going concern: 95.0bn
o/w CET1
74.7bn
3Q25



39.5%
Gone concern: 20.7%
Going concern: 18.8%
o/w CET1
14.8%
vs. guidance:
~14%
CET1: 10.6%
Going concern: 15.0%
Total loss-absorbing capacity: 25.7%
3Q25
Requirements
RWA
504.9bn



12.2%
Gone concern: 6.4%
Going concern: 5.8%
o/w CET1
4.6%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity: 8.75%
3Q25
Requirements
LRD
1,640.5bn

Refer to the "Capital Management" section of the 3Q25 report for more information

RWA and LRD QoQ walk

Risk-weighted assets



bn
0%
504.5
3.5
0.2
(2.3)
0.0
(1.0)
504.9
2Q25
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
3Q25

Leverage ratio denominator



bn
(1%)
1,658.1
(1.8)
5.9
(13.4)
(3.1)
(5.2)
1,640.5
2Q25
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
3Q25

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized 2023–3Q25	Remaining balance to be recognized[2]	Expected future P&L releases at 30.9.25 FX rates[3]	Estimated amortization profile[4] 4Q25	2026	2027	2028+
GWM	~3.0	(1.8)	~1.2	~1.4	(~0.1)	(~0.4)	(~0.3)	(~0.6)
P&C	~4.3	(2.3)	~2.0	~2.4	(~0.2)	(~0.6)	(~0.5)	(~1.1)
IB	~2.3	(2.1)	~0.2	~0.2	(~0.0)	(~0.1)	(~0.1)	(~0.0)
Total[1]	~9.6	(6.2)	~3.4	~4.0	(~0.3)	(~1.1)	(~0.9)	(~1.7)

(4.6bn) from standard accretion and (1.6bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized 2023–3Q25	Remaining NII expected to be recognized	Expected future P&L releases at 30.9.25 FX rates[3]	Estimated amortization profile[4] 4Q25	2026	2027	2028+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.1)	~0.1	~0.2	(~0.1)	(~0.1)	(~0.0)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Represented at current FX rates and treasury allocations; 4 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

TBTF regulatory process

Currently envisaged process by Swiss Federal Council

Today: 2H25

	2H25	1H26	2H26	1H27	2H27	2028+
CAO (PVA, Software, DTA, AT1)	Consul-tation → Evaluation/ Decision Federal Council			Changes effective **earliest in 2027** Transition period TBD		
Law change (Foreign participations)	Consul-tation	Evaluation/ Dispatch Federal Council	Parliamentary process, incl. decision			Changes effective **earliest in 2028**[1]; Transition period: 7 years
Law change (Governance, Liquidity, RRP, PLB)	6 June 2025 Announcement of *Cornerstones*	Consultation	Evaluation/ Dispatch Federal Council	Parliamentary process, incl. decision		Changes effective **earliest in 2028 / 2029**[1]; Transition period TBD
Ordinance (Liquidity, Pillar 2)		Consultation	Evaluation/ Decision Federal Council			Changes effective **earliest in 2028**; Transition period TBD

1 In the absence of a referendum; a potential referendum could trigger a public vote, which would delay the effective date

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving conditions in the Middle East, as well as the continuing Russia–Ukraine war. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the US; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of a current additional tier one debt instrument, to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS